UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harukmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Form of Indenture and Summary of Terms of Non-Convertible Debentures

On August 14, 2017, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) filed with the Israeli Securities Authority (“ISA”) and the Tel Aviv Stock Exchange (“TASE”) a draft indenture and a draft summary of terms of a new series of Sapiens’ debentures—Series B Debentures (the “Debentures”)—that Sapiens is considering offering publicly in Israel, pursuant to Sapiens’ Israeli shelf prospectus (the “Israeli Shelf Prospectus”). The Company emphasized in its report that the draft indenture and summary of offering terms are not final, and that there is no certainty concerning the Company’s ability to consummate the offering of Debentures, which is still subject to required regulatory approvals (including the approval of the TASE) and final approval from Sapiens’ board of directors. Any such offering would require the filing of a supplementary shelf offering report, which itself is subject to certain approvals. The Company’s report to the ISA and TASE also emphasized that any offering of Debentures would not be made to U.S. persons and would be made in an “overseas directed offering” in Israel pursuant to the exemption from registration under Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Sapiens’ filing of the Israeli Shelf Prospectus, and its report to the ISA and TASE that it is considering offering the Debentures, were described in the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that Sapiens furnished to the SEC on August 7, 2017, which description is incorporated herein by reference.

Important Note re: Debenture Offering and Related Disclosures

This Form 6-K is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the Israeli Shelf Prospectus and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: August 14, 2017	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer